UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Wedge Net Experts, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
94845Y107 (CUSIP Number)
Nicolaas H. Van den Brekel Wedge Net Experts, Inc. 300 Sunport Lane Orlando, FL 32809 407-541-0774 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 01, 2002 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 94845Y107

1.	Names of Reporting Persons. Nicolaas H. Van den Brekel I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [ ]

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,000,000

	8.	Shared Voting Power

	9.	Sole Dispositive Power 14,000,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,000,000

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 57.77

14.	Type of Reporting Person IN
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Item 1. Security and Issuer

          This statement relates to the common stock, $0.001 par value ("Common Stock") of Wedge Net Experts, Inc. ("Issuer"). The principal executive offices of the Issuer are presently located at 300 Sunport Lane, Orlando, Florida 32809.

Item 2. Identity and Background.

(a)	Name: Nicolaas H. Van den Brekel

(b)	Residence or business address: 300 Sunport Lane, Orlando, Florida 32809

(c)

Present Principal Occupation or Employment:  Nicolaas H. Van den Brekel is currently Chief Executive Officer and President of Issuer and Chief Executive Officer of Sequiam, Inc., a wholly-owned subsidiary of Issuer, both located at 300 Sunport Lane, Orlando, Florida 32809. The business of Sequiam, Inc. is described in the Form 8-K filed by Issuer on April 16, 2002, and the Form 8-K is incorporated herein by this reference.

(d)	Criminal Conviction: During the last five (5) years, Nicolaas H. Van den Brekel has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Court or Administrative Proceedings:  During the last five (5) years, Nicolaas H. Van den Brekel has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Netherlands

Item 3. Source and Amount of Funds or Other Consideration:

          The securities were acquired by Nicolaas H. Van den Brekel in a tax-free exchange pursuant to that certain Agreement and Plan of Merger dated March 1, 2002 among Issuer, Sequiam, Inc., a Delaware corporation ("Sequiam"); Sequiam Acquisitions, Inc., a California corporation ("Acquisitions"); Nicolaas H. Van den Brekel; Mark L. Mroczkowski; James W. Rooney; and Gregory M. Walters. As part of this transaction, Nicolaas H. Van den Brekel transferred to Issuer certain shares owned in Sequiam by Nicolaas H. Van den Brekel, and Issuer in exchange issued shares of its common stock to Nicolaas H. Van den Brekel.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

         The purpose of the transaction herein reported was as follows: (i) Issuer acquiring ownership of Sequiam, (ii) Sequiam merging into Acquisitions, a wholly-owned subsidiary of Issuer, (iii) Acquisitions carrying on the business of Sequiam, (iv) the Directors of Issuer resigning, (v) Nicolaas H. Van den Brekel, Mark L. Mroczkowski, and James L. Rooney, each being appointed as a replacement Director of Issuer, (vi) Nicolaas H. Van den Brekel being appointed as Chief Executive Officer and President of Issuer, and (vii) Mark L. Mroczkowski being appointed as Chief Financial Officer, Treasurer, Senior Vice President and Secretary of Issuer. Otherwise, Nicolaas H. Van den Brekel has no plan or proposal which relates to or would result in the occurrence or fulfillment of any events enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

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(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
None.
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
None.
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
None.
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
None.
(e) Any material change in the present capitalization or dividend policy of the issuer;
None.
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

None.
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
None.
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

None.
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
None.
(j) Any action similar to any of those enumerated above.
None.

Item 5. Interest in Securities of the Issuer.

(a)	14,000,000 shares are beneficially owned by Nicolaas H. Van den Brekel. These shares constitute 57.77% of the shares of common stock currently issued and outstanding.

(b)	Nicolaas H. Van den Brekel has the sole power to vote and to dispose of all of the shares beneficially owned.

(c)	None.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Nicolaas H. Van den Brekel is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) required to be disclosed by Item 6 of Schedule 13D.

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Item 7. Material to be Filed as Exhibits.

          The following document filed as an exhibit to the Issuer's Form 8-K, filed with the Securities and Exchange Commission on April 16, 2002, is filed herein by this reference.

         1. Agreement and Plan of Merger, dated March 1, 2002, among Issuer, Sequiam, Acquisitions, Nicolaas H. Van den Brekel, Mark L. Mroczkowski, James W. Rooney and Gregory M. Walters.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2002
By:	/s/ Nicolaas H. Van den Brekel Nicolaas H. Van den Brekel

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